

December 2, 2010

via U.S. mail and facsimile

Ms. Lijie Zhu, Chief Financial Officer
Universal Solar Technology, Inc.
No. 1 Pingbei Road 2
Nanping Science & Technology Industrial Park
Zhuhai City, Guangdong Province
PRC 519060

> **RE:** **Universal Solar Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and**
> **September 30, 2010**
> **File No. 333-150768**

Dear Ms. Zhu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Cover Page

1. We note that you indicate that your common stock is registered pursuant to Section 12(g) of the Exchange Act. However, it does not appear that your common stock is registered under Section 12 of the Exchange Act, as your reporting obligation appears to arise under Section 15(d) of the Exchange Act. In this regard, we note your registration statement on Form S-1 (File No. 333-

150768), which was declared effective on June 30, 2008. Please advise or revise the cover page of your Form 10-K.

Overview of Our Business, page 1

2. We note your disclosure in the second paragraph. Please expand your disclosure to provide brief background information about the International Engineering Consortium, and the significance that the receipt of the test certificate with regard to the two EIC standards represents for your products and business. In addition please expand your disclosure in the second paragraph of "Our Proposed Products" disclosure on page 7 to provide the investors with an understanding of what VDE Testing and Certification Institute and TUV are, as well as describe what UL approvals are and the process of obtaining them.

Raw Material, page 14

3. You state that the market for your raw materials "is not tight and will not be in the foreseeable future." Your disclosure here appears inconsistent with your risk factor disclosure on page 21 where you indicate that "[s]uppliers are currently experiencing an industry-wide shortage of silicon ingots." Please ensure that your disclosure is consistent throughout your Form 10-K.

Target Markets and Principal Customers, page 14

4. In Note 7 to your financial statements, page F-11, you disclose that for fiscal year 2009 one customer accounted for 92% of sales.   Please tell us whether or not you are substantially dependent on this customer. See Item 101(h)(4)(vi) of Regulation S-K. If so, please tell us what you consideration you have given to filing any agreements with this customer as material exhibits under Item 601(b)(10) of Regulation S-K.

Sales and Marketing, page 14
Direct Sales, page 14

5. Please tell us why you emphasize sales in countries such as Italy, Switzerland, Russia, India, Japan and Taiwan. With respect to Germany, we note your disclosure in "The reduction or elimination of government subsidies"… risk factor on page 25 regarding the German government's policy on renewable policy.

Research and Development, page 16

6. To the extent material, please expand your disclosure to include an estimate of the amount spent during each of the last two fiscal years in research and development activities. See Item 101(h)(4)(x) of Regulation S-K.

Risk Factors, page 18

To the extent our assets are located in China, any dividends or proceeds from liquidation is subject to the approval of the relevant Chinese government agencies, page 28

7. Please tell us how you considered Rule 5-04 of Regulation S-X and the need to provide parent-only financial statements in certain instances where cash dividends or other amounts may not be transferred to the parent company by subsidiaries without the consent of a third party (e.g. regulatory agency, foreign government, etc.).

If the China Securities Regulatory Commission, or CSRC, or Another PRC Regulatory Agency Determines that CSRC Approval is Required in Connection with this Offering…, page 31

8. It appears that this risk factor has been included in error since it relates to an offering of securities. Please revise your filing accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity and Capital Resources, page 37

9. State clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the annual report. To the extent you do not have sufficient resources to fund planned operations for the twelve month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity as discussed in section 501.03.a of the Codification of Financial Reporting Policies. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the 12 month period will vary from that amount, by how much and why. Discuss the significant terms and maturities of your related party payables, the cash requirements of the completion of construction and the acquisition of equipment for your manufacturing facilities, and other expected cash needs, demands or

commitments. The discussion of the construction of the plant area and acquisition of equipment should address the total estimated costs, costs incurred to date and during the reporting period, expected remaining costs in the next twelve months and beyond, and changes in these estimates from the prior reporting period. Discuss the expected sources of the funds to cover these obligations and expected outlays and provide your assessment of the accessibility of and risks to accessing needed capital.

10. It appears that you have a significant amount of related-party debt. Please tell us what consideration you have given to including appropriate disclosure related to the risks imposed on your business if you fail to meet your debt obligations. In addition, if any of the debt instruments are represented by a written document, please tell us what consideration you have given to filing them as exhibits under Item 601 of Regulation S-K.

Item 9A(T). Controls and Procedures, page 40

Management's Report on Internal Controls Over Financial Reporting, page 40

11. Please amend your filing to provide complete Item 308T of Regulation S-K disclosure.

12. We note your disclosure in the second paragraph. Please revise your Item 307 disclosure to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

13. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 42

14. Please tell us how you determined the beneficial ownership interests of Mr. Wensheng Chen, Ms. Ling Chen and Ms. Hui Chen. Please note that a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. Refer to Securities Act Release No. 33-4819.

Report of Independent Registered Public Accounting Firm, page F-1

15. You state on pages 1 and 35 you are a development stage company. However, it does not appear that the accompanying financial statements have been presented in conformity with the accounting guidance governing such entities, nor does the audit report indicate that all required periods have been audited. Please tell us your consideration of providing the financial statements required by ASC Topic 915-205-45-2 through 915-205-45-4. As part of your response, please provide to us the additional information required by the above-referenced ASC Topic.

Note 7 – Major Customer, page F-11

16. You are obligated to replace nonworking modules for a period of one year from the date of deliveries. Tell us how you account for this obligation. If you have

made an accrual for the obligation pursuant to paragraph 5 of ASC 460-10-25, tell us how you developed your estimate of the amount of the warranty obligation. Also, tell us how you account for warranties from solar products sold beginning in the third quarter of 2010.

Form 10-Q for the Period Ended March 31, 2010
Form 10-Q for the Period Ended June 30, 2010

Disclaimer Regarding Forward-Looking Statements, page 8

17. Please remove the reference to the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 since the safe harbor is not available to penny stock issuers.

Item 4 Evaluation of Disclosure Controls and Procedures

18. We note that in both periodic reports the management concluded that your disclosure controls and procedures "were operating effectively." Please revise your future filings to simply state whether or not management concluded that disclosure controls and procedures were effective. See Item 307 of Regulation S-K.

Form 10-Q for the period ended September 30, 2010

Management's Discussion and Analysis, page 8

19. Please tell us and revise future filings as appropriate to discuss the nature of prepaid expenses and other current assets and inventories, and to disclose the reason(s) for the significant increases in these account balances since December 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Ingram at (202) 551-3397, with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief